SERA SWIMWEAR

Designed For You, crafted for confidence

MISSION: At Sera Swimwear, we deliver luxurious, expertly crafted swim and resort wear exclusively for plus-size women, combining premium design with an exceptional digital shopping experience.

VISION: Our vision is to revolutionize the swimwear and ready-to-wear shopping experience for plus-size women with a blend of elegance, expertise and innovation. We're here to lead the industry at the intersection of resort, lifestyle and experiential retail, with a focus on environmental responsibility.

VALUES

LUXURY

EXPERIENCE

EXCLUSIVELY PLUS-SIZE

TAGLINE(s)

* Designed for You, Crafted for Confidence™
BE UNIQULEY, you™

TRADEMARKS

*EasyFit™
EasyFit, No Fuss™ | No Shimmy, Just Slip™

PILLARS

01 / SOPHISTICATED; STYLISH YET TIMELESS

02 / PERFORMANCE AND FIT EXCELLENCE

03 / TECHNOLOGY DRIVEN EXPERIENCES

04 / COMMUNITY BUILT

CONSUMER PROFILES

SAVVY SLOAN

ECO-CHIC JADE

CLASSIC CLAIRE

CATEGORIES

- SWIM
- RESORT
- READY-TO-WEAR

DISTRIBUTION

- DTC
- EXCLUSIVE POP-UPS
- SPECIALTY EVENTS/COLLABS
- LIVE SHOPPING EXPERIENCES (QVC)

PRICE POINT

MID PREMIUM

SWIM
- $220-$330

RESORT
- $250 - $540

COMPETITORS

- MARINA RINALDI
- JOHNNY WAS
- MIRACLE SUIT
- NOMADS











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